UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Releases

On June 4, 2021, IDEX Biometrics ASA (the “Company”) issued a press release announcing the issuance of shares to participants in the Company’s Employee Share Purchase Plan (“ESPP”). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On June 4, 2021, the Company issued a press release announcing the grant of incentive subscription rights pursuant to the Company’s 2021 Incentive Subscription Rights Plan to an officer of the Company. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

The information with respect to the press releases contained in this Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated June 4, 2021 announcing the issuance of ESPP shares.

99.2	Press release dated June 4, 2021 announcing the grant of incentive subscription rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: June 9, 2021	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer